KB

Fax

04 APR -9 AM 7:21

Registration No. 4154

82-4154

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

04024193

Datum *Date*	6. 4. 2004		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject
Shareholders

Dear Sirs,

We are sending you Announcement of the Principal Shareholders of Komercni Banka.

Yours Sincerely,

PROCESSED
APR 09 2004
THOMSON FINANCIAL

dlw 4/8

Florikova

Sylva Floriková
Director of Compliance

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesílatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you.

KB

THE PRINCIPAL SHAREHOLDERS OF KOMERCNI BANKA, a. s.

as of 31. 3. 2004

SHAREHOLDER	HEAD OFFICE	NUMBER OF SHARES	PROPORTION OF EQUITY
SOCIETE GENERALE S.A.	29 BLD HAUSSMANN, PARIS	22,940,227	60.353%
BANK OF NEW YORK ADR DEPARTMENT	101 Barclay Street, New York	2,107,885	5.546%
OTHER SHAREHOLDERS	[redacted]	12,961,740	34.101%